FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Yamana Gold Inc. (“Yamana”)
150 York Street, Suite 1102
Toronto, ON M5H 3S5

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Charles Main, Vice President Finance and Chief Financial Officer
(416) 815-0220

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Pursuant to a take-over bid offer (the “Offer”) made by Yamana for all of the issued and outstanding common shares (“Viceroy Shares”) of Viceroy Exploration Inc. (“Viceroy”), including any Viceroy Shares that were issued upon the conversion, exchange or exercise of any securities of Viceroy convertible into or exchangeable or exercisable for Viceroy Shares, Yamana acquired a total of 51,735,680 Viceroy Shares, representing 95% of the outstanding Viceroy Shares. Yamana has commenced a compulsory acquisition transaction for the remaining Viceroy Shares not already owned by Yamana.

The business of Viceroy was focussed on the exploration, advancement and development of its 100% owned Gualcamayo project in San Juan Province, Argentina.  Additional disclosure concerning the nature of Viceroy’s business is contained in the annual information form of Viceroy for the year ended December 31, 2005, dated March 31, 2006, and in the directors’ circular of Viceroy, dated September 6, 2006, both of which are available under the profile of Viceroy on SEDAR at www.sedar.com.

2.2	Date of Acquisition

The effective date of the acquisition is October 13, 2006.

2.3	Consideration

Pursuant to the Offer, Yamana offered Viceroy shareholders 0.97 of a Yamana common share per Viceroy Share held.  Any holder of options, warrants or other rights to obtain Viceroy Shares, to the extent permitted by the respective terms of the security and applicable law, could exercise, convert or exchange such options, warrants or other rights in order to obtain Viceroy Shares that could have been deposited in accordance with the terms of the Offer.  Under the Offer, Yamana acquired 51,735,680 Viceroy Shares in consideration for approximately 50,183,610 Yamana common shares.

Additional disclosure concerning the consideration paid by Yamana pursuant to the Offer is contained in the take-over bid circular of Yamana dated September 6, 2006 and the amendments thereto (the “Offer Circular”).

2.4	Effect on Financial Position

Yamana does not have any current plans for material changes in Yamana’s business affairs or the affairs of Viceroy that may have a significant effect on the results of operations and financial position of Yamana.

2.5	Prior Valuations

Not Applicable.

2.6	Parties to Transaction

The transaction was not with informed persons, associates or affiliates of the Company.

2.7	Date of Report

December 22, 2006.

Item 3	Financial Statements

The following financial statements are contained in Schedule “A” hereto, which forms part of this report:

(i)

unaudited pro forma consolidated financial statements of Yamana, consisting of a consolidated balance sheet as at September 30, 2006 and consolidated statements of operations for the nine month period ended September 30, 2006 and for the year ended December 31, 2005, together with the Compilation Report thereon and the notes thereto;

2

(ii)

audited annual consolidated financial statements (the “Audited Financial Statements”) of Viceroy consisting of a consolidated balance sheet as at December 31, 2005 and consolidated statements of operations and deficit, and cash flows for the year then ended, together with the auditors’ report thereon and the notes thereto; and

(iii)

unaudited interim consolidated financial statements of Viceroy consisting of a consolidated balance sheet as at September 30, 2006 and consolidated statements of operations and deficit, and cash flows for the nine months ended September 30, 2006 and 2005, together with the notes thereto.

As the attached Audited Financial Statements are identical to the information included in Viceroy’s annual financial statements dated March 10, 2006, a copy of which has been posted under the profile of Viceroy on SEDAR at www.sedar.com, Yamana has not obtained the consent of PricewaterhouseCoopers LLP to include the auditors’ report thereon in this report.

Cautionary Note Regarding Forward-Looking Statements

This Business Acquisition Report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Yamana. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana’s properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and Viceroy not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Offer or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of each of Yamana and Viceroy filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s and Viceroy’s Annual Reports or Form 40-F filed with the United States Securities and Exchange Commission. Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can

3

be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Yamana does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

4

SCHEDULE “A”

YAMANA GOLD INC.

Unaudited Pro Forma Consolidated Financial Statements

As at September 30, 2006 and for the Nine Month Period Ended September 30, 2006

And

For the Year Ended December 31, 2005

Unaudited Pro Forma Consolidated Statements of

YAMANA GOLD INC.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Compilation Report
on Pro Forma Consolidated Financial Statements

To the Directors of
Yamana Gold Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Yamana Gold Inc. (“Yamana” or the “Company”) as at September 30, 2006 and unaudited pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2005, and have performed the following procedures.

1.             Compared the figures in the columns captioned “Yamana Gold Inc.” to the unaudited consolidated financial statements of the Company as at September, 2006 and for the nine months then ended and the audited consolidated financial statements of the Company for the year ended December 31, 2005, and found them to be in agreement.

2.             Compared the figures in the columns captioned “Viceroy Exploration Ltd.” to the unaudited consolidated financial statements of Viceroy Exploration Ltd. as at September 30, 2006 and for the nine months then ended and the audited consolidated financial statements of Viceroy Exploration Ltd. for the year ended December 31, 2005, and found them to be in agreement after translating Viceroy Exploration Ltd. amounts into U.S. dollars per Schedules 2 (a), 2 (b) and 2 (c), respectively.

3.             Compared the figures in the column captioned “Minerales des Occidente S.A. de C.V.” to the audited consolidated financial statements of Minerales des Occidente S.A. de C.V. for the year ended December 31, 2005 and found them to be in agreement.

4.             Compared the figures in the columns captioned “Desert Sun Mining Corp.” to the unaudited consolidated financial statements of Desert Sun Mining Corp. for the three months ended March 31, 2006 and the audited consolidated financial statements of Desert Sun Mining Corp. for the year ended December 31, 2005, and found them to be in agreement after translating Desert Sun Mining Corp. amounts into U.S. dollars per Schedules 1 (a) and 1 (b), respectively.

5.             Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

(a)    the basis for determination of the pro forma adjustments; and

(b)    whether the pro forma consolidated financial statements comply as to form in all material respects with Canadian standards.

The officials:

(a)    described to us the basis for determination of the pro forma adjustments, and

(b)    stated that the pro forma consolidated financial statements comply as to form in all material respects with Canadian standards.

6.             Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described for determination of the pro forma adjustments.

7.             Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Yamana Gold Inc.” and “Viceroy Exploration Ltd.” as at September 30, 2006 and found the amounts in the column captioned “Yamana Gold Inc. consolidated pro forma” to be arithmetically correct.

8.             Recalculated the application of the initial pro forma adjustments to the aggregate of the amounts in the columns captioned “Yamana Gold Inc.” and “Desert Sun Mining Corp.” for the nine months ended September 30, 2006, and amounts in the columns captioned “Yamana Gold Inc.”, “Desert Sun Mining Corp.” and “Minerales des Occidente S.A de C.V.” for the year ended December 31, 2005, and found the amounts in the columns captioned “Initial Yamana Gold Inc. pro forma” to be arithmetically correct.

9.             Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Initial Yamana Gold Inc. pro forma” and “Viceroy Exploration Ltd.” for the nine months ended September 30, 2006 and for the year ended December 31, 2005, and found the amounts in the columns captioned “Final Yamana Gold Inc. consolidated pro forma” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ Deloitte & Touche LLP

Chartered Accountants
December 22, 2006

2

YAMANA GOLD INC.
Pro Forma Consolidated Balance Sheet
September 30, 2006
(Unaudited)
(Expressed in thousands of U.S. dollars)

					Final
					Yamana
					Gold Inc.
	Yamana	Viceroy		Pro forma	consolidated
	Gold Inc.	Exploration Ltd.	Note	adjustments	pro forma
		(Schedule 2 (a))

ASSETS

CURRENT
Cash and cash equivalents	$70,733	$61,932		$—	$132,665
Receivables, advances and deposits	28,577	192		—	28,769
Inventory	34,807	—		—	34,807
Income taxes recoverable	2,217	—		—	2,217
Derivative related assets	1,281	—		—	1,281
	137,615	62,124		—	199,739
PROPERTY, PLANT AND EQUIPMENT	114,415	109		—	114,524
ASSETS UNDER CONSTRUCTION	222,919	—		—	222,919
MINERAL PROPERTIES	648,215	36,159	4,5	640,298	1,324,672
INVESTMENTS	26,783	—		—	26,783
OTHER ASSETS	28,172	—		—	28,172
FUTURE INCOME TAX ASSETS	24,168	—		—	24,168
GOODWILL	231,603	—		—	231,603
	$1,433,890	$98,392		$640,298	$2,172,580

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$37,843	$3,125	4,5	$8,960	$49,928
Income taxes payable	1,372	—		—	1,372
Derivative related liabilities	45,633	—		—	45,633
Current portion of long-term debt	5,330	—		—	5,330
	90,178	3,125		8,960	102,263
ASSET RETIREMENT OBLIGATIONS	13,697	—		—	13,697
FUTURE INCOME TAX LIABILITY	157,708	—	4,5	191,711	349,419
LONG-TERM LIABILITIES	10,130	—		—	10,130
	271,713	3,125		200,671	475,509

NON-CONTROLLING INTEREST	—	—		4,763	4,763

SHAREHOLDERS’ EQUITY

Capital stock
Common stock	1,125,914	97,058	4,5	486,781	1,612,695
			4,5	(97,058)
Equity related to stock options and share purchase warrants	73,036	8,231	4,5	43,350	116,386
			4,5	(8,231)
Contributed surplus	43,378	—		—	43,378
Deficit	(80,151)	(10,022)	4,5	10,022	(80,151)
	1,162,177	95,267		434,864	1,692,308
	$1,433,890	$98,392		$640,298	$2,172,580

YAMANA GOLD INC.
Pro Forma Consolidated Statement of Operations
Nine month period ended September 30, 2006
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts)

	Yamana Gold Inc.	Desert Sun Mining Corp.	Note	Initial Pro forma adjustments	Initial Yamana Gold Inc. pro forma	Viceroy Exploration Ltd.	Note	Pro forma adjustments	Final Yamana Gold Inc. consolidated pro forma
		(Schedule 1 (a))				(Schedule 2 (b))

GOLD SALES	$109,256	$9,486	3(i)	$8,735	$127,477	$—		$—	$127,477

Cost of sales	(63,811)	(6,032)	3(i)	(4,487)	(74,330)	—		—	(74,330)
Government royalty	—	(94)		—	(94)	—		—	(94)
Depreciation, amortization and depletion	(18,802)	(1,403)	3(i)	(700)	(22,330)	—		—	(22,330)
			3(i)(a)	(125)
			3(iii)(a)	(1,300)
Accretion of asset retirement obligation	(490)	—	3(i)	(19)	(509)	—		—	(509)
Mine operating earnings	26,153	1,957		2,104	30,214	—		—	30,214
Corporate administration	(13,740)	(1,995)	3(i)	(2,112)	(17,847)	(1,723)		—	(19,570)
Take-over bid expenses	—	—		—	—	(1,230)
Foreign exchange gain (loss)	6,133	4,884	3(i)	(36)	10,981	(20)		—	10,961
Stock-based compensation	(38,300)	(1,542)		—	(39,842)	(2,401)		—	(42,243)
OPERATING (LOSS) EARNINGS	(19,754)	3,304		(44)	(16,494)	(5,374)		—	(21,868)

Interest and other business income	4,251	245	3(i)	1	4,497	1,638		—	6,135
Interest and financing expense	(27,376)	(89)		—	(27,465)			—	(27,465)
Unrealized loss on commodity contracts	(37,002)	—		—	(37,002)			—	(37,002)
Write-off of other receivables and other business loss	—	(12,299)		—	(12,299)			—	(12,299)
Loss from operations held for sale	(2,186)	—	3(ii)	2,186	—			—	—
(LOSS) EARNINGS BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	(82,067)	(8,839)		2,143	(88,763)	(3,736)		—	(92,499)

INCOME TAX
Current income tax recovery	5,764	—		—	5,764	—		—	5,764
Future income tax recovery	—	96	3(i)(c)	31	569	—		—	569
			3(iii)(b)	442
NON-CONTROLLING INTEREST	—	—		—	—	—	5	187	187
	5,764	96		473	6,333	—		187	6,520
NET (LOSS) EARNINGS FOR THE PERIOD	$(76,303)	$(8,743)		$2,616	$(82,430)	$(3,736)		$187	$(85,979)

BASIC AND DILUTED LOSS PER SHARE	$(0.30)		6		$(0.25)	$(0.07)			$(0.25)

YAMANA GOLD INC.
Pro Forma Consolidated Statement of Operations
Year ended December 31, 2005
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts)

	Yamana Gold Inc.	Desert Sun Mining Corp.	Minerales des Occidente, S. A. de C.V.	Note	Initial Pro forma adjustments	Initial Yamana Gold Inc. pro forma	Viceroy Exploration Ltd.	Note	Pro forma adjustments	Final Yamana Gold Inc. consolidated pro forma
		(Schedule 1 (b))					(Schedule 2 (c))

GOLD SALES	$46,038	$16,695	$25,635		$—	$88,368	$—		$—	$88,368

Cost of sales	(30,371)	(9,591)	(19,077)		—	(59,039)	—		—	(59,039)
Government royalty	—	(167)	—		—	(167)	—		—	(167)
Depreciation, amortization and depletion	(6,740)	(3,166)	(2,692)	30(i)(a)	(592)	(16,014)	—		—	(16,014)
				3(iii)(a)	(2,824)
Accretion of asset retirement obligation	(358)	—	(48)		—	(406)	—		—	(406)
Mine operating earnings (loss)	8,569	3,771	3,818		(3,416)	12,742	—		—	12,742
Corporate administration	(10,415)	(4,578)	(1,143)		—	(16,136)	(1,353)		—	(17,516)
							(27)
Foreign exchange gain	369	191	50		—	610	12		—	622
Stock-based compensation	(2,298)	(4,297)	—		—	(6,595)	(1,633)		—	(8,228)
OPERATING (LOSS) EARNINGS	(3,775)	(4,913)	2,725		(3,416)	(9,379)	(3,001)		—	(12,380)

Interest and other business income	4,049	357	—		—	4,406	449		—	4,855
Interest and financing expense	(94)	(206)	(711)	3(i)(b)	392	(619)	—		—	(619)
Unrealized loss on commodity contracts	(8,615)	—	—		—	(8,615)	—		—	(8,615)
Write-off of other receivables	—	(2,574)	—		—	(2,574)	(25)		—	(2,599)
(LOSS) EARNINGS BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	(8,435)	(7,336)	2,014		(3,024)	(16,781)	(2,577)		—	(19,358)
INCOME TAX RECOVERY (EXPENSE)	4,324	801	(1,080)	3(i)(c)	50	5,055	—		—	5,055
				3(iii)(b)	960
NON-CONTROLLING INTEREST	—	—	—		—	—	—	5	129	129
NET (LOSS) EARNINGS	$(4,111)	$(6,535)	$934		$(2,014)	$(11,726)	$(2,577)		$129	$(14,174)

BASIC AND DILUTED LOSS PER SHARE	$(0.03)			6		$(0.05)	$(0.08)			$(0.05)

YAMANA GOLD INC.
Notes to the Pro Forma Consolidated Financial Statements
September 30, 2006
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

1.        BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisition of Viceroy Exploration Ltd. (“Viceroy”) by Yamana Gold Inc. (“Yamana”). The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the proposed transaction and recent acquisitions and dispositions completed by Yamana pursuant to the assumptions described in Notes 3, 4 and 5. The unaudited pro forma consolidated balance sheet as at September 30, 2006 gives effect to the proposed transaction and subsequent dispositions by Yamana as if they had occurred as of September 30, 2006. The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005 give effect to the proposed transaction, recent acquisitions completed by Yamana and subsequent dispositions by Yamana as if they were completed on January 1, 2005.

The pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed transaction had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The pro forma consolidated financial statements do not reflect any special items such as payments pursuant to change of control provisions or integration costs or operating synergies that may be incurred as a result of the acquisition.

The pro forma adjustments and allocations of the purchase price for Viceroy are based in part on estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized as of the date of the completion of the acquisition. In addition, the allocations of purchase price for recently completed acquisitions by Yamana are based in part on preliminary estimates of the fair values of the respective assets acquired and liabilities assumed and are open for subsequent adjustment based on valuations to be completed at a later date. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial statements.

In compiling the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations, the following historical information was used:

(a)       the unaudited consolidated balance sheet of Yamana as at September 30, 2006, and the unaudited consolidated statement of operations for the period from January 1, 2006 to September 30, 2006;

(b)      the unaudited consolidated balance sheet of Viceroy as at September 30, 2006, and the unaudited consolidated statement of operations for the period from January 1, 2006 to September 30, 2006;

(c)       the unaudited consolidated statement of operations of Desert Sun Mining Corporation (“DSM”) for the period from January 1, 2006 to March 31, 2006;

(d)      the audited consolidated financial statements of Yamana for the year ended December 31, 2005;

(e)       the audited consolidated financial statements of DSM for the year ended December 31, 2005;

(f)       the audited consolidated financial statements of Minerales des Occidente S.A. de C.V. (“Minosa”) for the year ended December 31, 2005; and

(g)      the audited consolidated financial statements of Viceroy for the year ended December 31, 2005.

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations should be read in conjunction with the September 30, 2006 unaudited consolidated financial statements and the December 31, 2005 audited consolidated financial statements including the notes thereto, as listed above.

The accounting policies used in the compilation are set out in Yamana’s consolidated financial statements for the year ended December 31, 2005. While management believes that accounting policies of Viceroy and recently acquired entities are consistent in all material respects, accounting policy differences may be identified upon consummation of the proposed acquisition.

2.        CONVERSION OF HISTORICAL FINANCIAL STATEMENTS TO U.S. DOLLARS

The unaudited pro forma consolidated financial statements are presented in U.S. dollars and, accordingly, Viceroy and DSM’s audited statements of operations for the year ended December 31, 2005, Viceroy’s unaudited statement of operations for the nine months ended September 30, 2006 and DSM’s unaudited statement of operations for the three months ended March 31, 2006 were converted from Canadian dollars to U.S. dollars using the average exchange rate for each period. Viceroy’s unaudited balance sheet as at September 30, 2006 was converted to U.S. dollars using the rate of exchange on that date.

The exchange rates used for conversion to U.S. dollars from Canadian dollars are as follows:

As at September 30, 2006	$1.1153
Average for the nine months ended September 30, 2006	1.1327
Average for the six months ended June 30, 2006	1.1382
Average for the three months ended March 31, 2006	1.1546
Average for the twelve months ended December 31, 2005	1.2116

3.        YAMANA ACQUISITIONS AND DISPOSITIONS

(i)       Acquisition of RNC Gold Inc. and Minosa

On February 28, 2006, Yamana completed the acquisition of RNC Gold Inc. (“RNC”) and 100% of the San Andrés gold mine (“Minosa”) in Honduras. The purchase price of this transaction totaled $54.2 million, comprised of approximately 5.8 million Yamana common shares, $18.9 million in cash and other transaction costs.

The business combination was accounted for as a purchase transaction with Yamana as the acquirer of RNC. The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase of RNC shares (4,910,283 Yamana common shares)	$25,494
Purchase of 75% of Minosa	18,903
Purchase of RNC (Honduras) Limited including 25% of Minosa (872,093 Yamana common shares)	4,528
Transaction expenses	4,670
Fair value of options and warrants acquired	643
Cost of purchase	54,238

Net working capital acquired	1,602
Property plant and equipment, net	9,115
Mineral properties and other assets	48,813
Long-term liabilities	(3,406)
Future income taxes	(1,886)
$54,238

This transaction resulted in the Company acquiring the San Andrés Mine and the La Libertad Mine along with the Cerro Quema development stage property. The Company’s interest in the La Libertad Mine and the Cerro Quema development stage property was sold subsequent to June 30, 2006 (Note 3 (ii)).

As a result of this acquisition, the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 include adjustments to reflect the operations of Minosa for the two month period ended February 28, 2006 and for the year ended December 31, 2005, respectively. The effect on the unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 was to increase consolidated earnings by $934. The effect on the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2006 was to increase consolidated earnings by $1,382 and is summarized as follows:

Gold sales	$8,735

Cost of sales	(4,487)
Depreciation, amortization and depletion	(700)
Accretion of asset retirement obligation	(19)
Mine operating earnings	3,529
Corporate administration	(2,112)
Foreign exchange loss	(36)
Stock-based compensation	—
Operating earnings	1,381
Interest income	1
Net earnings	$1,382

In addition, for the unaudited pro forma consolidated statements of operations to give effect to this transaction as if it had occurred as at January 1, 2005, the following adjustments have also been made:

(a)      Depreciation, amortization and depletion expense

The addition to mineral properties related to the excess of the purchase price over the net assets acquired is amortized on a unit-of-production basis over the proven and probable reserves. The additional amortization for the nine month period ended September 30, 2006 and the year ended December 31, 2005, would have been $125 and $592 respectively.

(b)      Interest expense

It is assumed that certain Honduran loans taken out by Minosa would have been repaid by Yamana. Interest expense of $392 accrued on the Honduran loans, net of interest income earned on the funds used to repay the loans, would not have been incurred during the year ended December 31, 2005. These loans were repaid in December 2005.

(c)      Tax effect

The tax effect of the additional mineral property amortization and adjustment to interest expense and interest income above for the nine month period ended September 30, 2006 and the year ended December 31, 2005 would be pro forma recoveries of $31 and $50, respectively.

(ii)     Disposition of La Libertad and Cerro Quema

On July 6, 2006, Yamana completed the sale of the La Libertad gold mine in Nicaragua and its interest in the Cerro Quema advanced gold project in Panama to Glencairn Gold Corporation (“Glencairn”), which were previously acquired through the RNC acquisition discussed above. Total consideration for the disposition of La Libertad and Cerro Quema was 32 million Glencairn common shares. Net revenue and expenses associated with these properties have been reported on the statement of operations for the nine months ended September 30, 2006 as loss from operations held for sale for the period from date of acquisition to date of disposition.

(iii)    Acquisition of DSM

On April 5, 2006, Yamana completed the acquisition of DSM which owns the Jacobina gold mine in the Bahia state of Brazil. Total consideration paid was approximately $631.6 million comprised of 64 million common shares, transaction costs and issued options and share purchase warrants acquired from DSM. Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 Yamana common share for 1 DSM common share.

The business combination was accounted for as a purchase transaction with Yamana as the acquirer of DSM. The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase of DSM shares (63,746,381 Yamana common shares)	$534,852
Transaction expenses	2,752
Shares issued for employee severance	1,361
Fair value of options and warrants acquired	92,658
Cost of purchase	631,623

Net working capital acquired (including cash of $18.1 million)	16,798
Property plant and equipment, net	28,960
Mineral properties and other assets	505,731
Long-term liabilities	(9,633)
Future income taxes, net	(142,443)
Net identifiable assets	399,413
Residual purchase price allocated to goodwill	232,210
$631,623

As a result of this acquisition, the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005 include adjustments to include operations of DSM for the three month period ended March 31, 2006 and the year ended December 31, 2005. The effect on the unaudited pro forma consolidated statements of operations for the year ended December 31, 2005 and for the nine months ended September 30, 2006 was to decrease consolidated earnings by $8,743 and $6,535, respectively.

In addition, for the unaudited pro forma consolidated statements of operations to give effect to this transaction as if it had occurred as at January 1, 2005, the following adjustments have also been made:

(a)      Depreciation, amortization and depletion expense

It is assumed that the addition to mineral properties related to the excess of the purchase price over the assets acquired would be amortized on a unit-of-production basis over the proven and probable reserves. In relation to DSM, the additional amortization for the nine month period ended September 30, 2006 and the year ended December 31, 2005, would be $1,300 and $2,824, respectively.

(b)      Tax effect

The tax effect of the additional mineral property amortization above for the nine month period ended September 30, 2006 and the year ended December 31, 2005 would be pro forma recoveries of $442 and $960, respectively.

4.        ACQUISITION OF VICEROY BY YAMANA

On October 14, 2006, the Company completed the acquisition of Viceroy Exploration Ltd. (“Viceroy”). The purchase price of this transaction totaled $539.1 million, comprised of approximately 50.2 million Yamana common shares, transaction costs and issued option and share purchase warrants acquired from Viceroy. The shareholders of Viceroy received 0.97 of a Yamana common share for each Viceroy common share outstanding. Approximately 95% of the outstanding common shares, were tendered under Yamana’s offer and the Company initiated the required actions that will result in Yamana owning 100% of the Viceroy common shares. On October 18, 2006, Yamana issued Yamana common shares in payment for the tendered Viceroy common shares.

The business combination was accounted for as a purchase transaction with Yamana as acquirer of Viceroy. The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase of Viceroy shares (50,183,610 Yamana common shares)	$486,781
Estimated transaction expenses	8,960
Fair value of options and warrants acquired	43,350
Cost of purchase	539,091

The cost of purchase was allocated as follows:

Net working capital acquired	58,999
Property plant and equipment, net	109
Mineral properties and other assets	676,457
Future income tax liability at 30%	(191,711)
Non-controlling interest	(4,763)
$539,091

For the purposes of the pro forma financial statements, the excess of $640.3 million of the purchase price over the carrying value of the assets acquired and the liabilities assumed of $634,036 has been allocated to mineral properties.

•         The assumption that, as at October 14, 2006, 4,243,500 stock options and 2,290,448 share purchase warrants of Viceroy were outstanding and were exchanged for 4,116,195 stock options and 2,221,735 share purchase warrants of Yamana with a fair value of $43,350. We assume that all options and warrants vest immediately upon completion of the transaction.

Subsequent to September 30, 2006, the Company has made the necessary filings to acquire the remaining 5% of Viceroy not currently owned by Yamana. This transaction is scheduled to close on January 2, 2007. Yamana will issued • common shares at a fair value of $• to acquire this remaining interest in Viceroy.

5.        EFFECT OF TRANSACTION ON THE CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS

The pro forma consolidated statements of operations incorporate an adjustment to reflect the 5% non-controlling interest in the operations of Viceroy Explorations for each of the periods presented.

6.        YAMANA SHARES OUTSTANDING AND LOSS PER SHARE

The average numbers of shares used in the computation of pro forma basic and diluted loss per share have been determined as follows:

	September 30, 2006	December 31, 2005

Weighted average shares outstanding for the period	256,201,000	144,888,000
Weighted average shares issued to acquire RNC and Minosa	1,863,210	5,782,376
Weighted average shares issued to acquire DSM	33,289,777	63,746,381
Weighted average pro forma shares of Yamana Gold Inc.	291,353,987	214,416,757
Weighted average shares issued to acquire Viceroy	50,183,610	51,413,138
Weighted average pro forma shares of Yamana Gold Inc. consolidated	341,537,597	265,829,895

The effect of potentially dilutive stock options and share purchase warrants was anti-dilutive for the nine months ended September 30, 2006 and the year ended December 31, 2005.

YAMANA GOLD INC.
Pro Forma Consolidated Financial Statements
Statement of Operations of Desert Sun Mining Corp.
Three months ended March 31, 2006

(In thousands of dollars)	Schedule 1 (a)

	As reported Cdn$	US$
		(Note 2)

GOLD SALES	$10,953	$9,486

Cost of sales	(6,965)	(6,032)
Government royalty	(109)	(94)
Depreciation, amortization and depletion	(1,620)	(1,403)
Mine operating earnings	2,259	1,957
Corporate administration	(2,304)	(1,995)
Foreign exchange gain (loss)	5,639	4,884
Stock-based compensation	(1,780)	(1,542)
OPERATING EARNINGS	3,814	3,304

Investment and other business income	283	245
Interest and financing expense	(103)	(89)
Write-off of other receivables and other business loss	(14,201)	(12,299)
LOSS BEFORE INCOME TAXES	(10,207)	(8,839)
INCOME TAX RECOVERY	111	96
NET LOSS	$(10,096)	$(8,743)

YAMANA GOLD INC.

Pro Forma Consolidated Financial Statements

Statement of Operations of Desert Sun Mining Corp.

Year ended December 31, 2005

(In thousands of dollars)	Schedule 1 (b)

	As reported
	Cdn$	US$
		(Note 2)

GOLD SALES	$20,228	$16,695

Cost of sales	(11,620)	(9,591)
Government royalty	(202)	(167)
Depreciation, amortization and depletion	(3,836)	(3,166)
Mine operating earnings	4,570	3,771
Corporate administration	(5,547)	(4,578)
Foreign exchange gain	231	191
Stock-based compensation	(5,206)	(4,297)
OPERATING LOSS	(5,952)	(4,913)

Investment and other business income	433	357
Interest and financing expense	(249)	(206)
Write-off of other receivables	(3,119)	(2,574)
LOSS BEFORE INCOME TAXES	(8,887)	(7,336)
INCOME TAX RECOVERY	971	801
NET LOSS	$(7,916)	$(6,535)

YAMANA GOLD INC.

Pro Forma Consolidated Financial Statements

Balance Sheet of Viceroy Exploration Ltd.

September 30, 2006

(Unaudited)

(In thousands of dollars)	Schedule 2 (a)

	As reported
	Cdn$	US$
		(Note 2)

ASSETS

CURRENT
Cash and cash equivalents	$69,075	$61,932
Receivables, advances and deposits	214	192
	69,289	62,124
PROPERTY, PLANT AND EQUIPMENT	121	109
MINERAL PROPERTIES	40,329	36,159
	$109,739	$98,392

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$3,486	$3,125

SHAREHOLDERS’ EQUITY

Capital stock
Common stock	108,251	97,058
Warrants	9,180	8,231
Deficit	(11,178)	(10,022)
	106,253	95,267
	$109,739	$98,392

YAMANA GOLD INC.

Pro Forma Consolidated Financial Statements

Statement of Operations of Viceroy Exploration Ltd.

Nine month period ended September 30, 2006

(Unaudited)

(In thousands of dollars)	Schedule 2 (b)

	As reported Cdn$	US$
		(Note 2)

Take-over bid expenses	$(1,393)	$(1,230)
Corporate administration	(1,951)	(1,723)
Foreign exchange loss	(22)	(20)
Stock-based compensation	(2,720)	(2,401)
OPERATING LOSS	(6,086)	(5,374)
Interest income	1,855	1,638
NET LOSS FOR THE PERIOD	$(4,231)	$(3,736)

YAMANA GOLD INC.

Pro Forma Consolidated Financial Statements

Statement of Operations of Viceroy Exploration Ltd.

Year ended December 31, 2005

(Unaudited)

(In thousands of dollars)	Schedule 2 (c)

	As reported Cdn$	US$
		(Note 2)

Corporate administration (including depreciation of Cdn$33 (US$27)	$(1,672)	$(1,380)
Foreign exchange gain	15	12
Stock-based compensation	(1,978)	(1,633)
OPERATING LOSS	(3,635)	(3,001)
Investment and other business income	545	449
Bad debt on sale of non-consolidated legacy subsidiary	(31)	(25)
NET LOSS	$(3,121)	$(2,577)

SCHEDULE “B”

VICEROY EXPLORATION INC.

Audited Annual Consolidated Financial Statements

As at December 31, 2005

And

For the Year Ended December 31, 2005

Viceroy Exploration Ltd.
(an exploration stage company)

Consolidated Financial Statements
For the Years Ended December 31, 2005 and 2004
(expressed in Canadian dollars)

Management Report

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and reconciled to United States generally accepted accounting principles. Management is responsible for the information and representations in the consolidated financial statements, including the estimates and judgements required for their preparation.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process designed to provide reasonable assurance that assets are safeguarded and reliable financial records are maintained.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and consists entirely of non-management directors. The Audit Committee meets with management and the independent auditors to review any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors’ report prior to the submission of the financial statements to the Board of Directors for final approval.

PricewaterhouseCoopers LLP, Chartered Accountants, having been appointed by the shareholders to serve as the Company’s external auditors, have examined the consolidated financial statements of the Company and their report follows.

/s/ Patrick G. Downey	/s/ John P. Fairchild
Patrick G. Downey	John P. Fairchild
President and Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 10, 2006

Independent Auditors’ Report

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

To the Shareholders of
Viceroy Exploration Ltd.

We have audited the consolidated balance sheets of Viceroy Exploration Ltd. (an exploration stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia
March 10, 2006

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
as at December 31
(expressed in Canadian dollars)

	2005	2004
	$	$

Assets

Current assets
Cash and cash equivalents	23,116,259	14,498,984
Prepaid expenses and accounts receivable	143,884	188,633
	23,260,143	14,687,617

Exploration properties (note 3)	19,944,753	9,920,885

Furniture and equipment – corporate office (note 4)	48,708	29,441

	43,253,604	24,637,943

Liabilities

Current liabilities
Accounts payable and accrued liabilities	959,140	256,582

Shareholders’ Equity

Capital stock (42,033,043 common shares; 2004 – 35,370,308) (note 6 (b))	45,116,078	25,812,231

Stock options and warrants (note 6 (e))	4,125,351	2,394,260

Deficit	(6,946,965)	(3,825,130)

	42,294,464	24,381,361

	43,253,604	24,637,943

Nature of operations (note 1)

Subsequent events (note 12)

Approved by the Board of Directors

/s/ W. David Black	/s/ Robert V. Matthews
Director	Director

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
for the years ended December 31
(expressed in Canadian dollars)

	2005	2004
	$	$

Expenses
Stock-based compensation
Directors/officers/employees (note 6 (e))	1,624,434	748,421
Other consultants (note 6 (e))	353,985	434,664
	1,978,419	1,183,085

Salaries, benefits and officer consultants	689,772	638,684
Stock exchange/transfer agent/listing application	221,640	40,920
Professional fees	162,322	78,224
Shareholders’ communication	44,083	68,892
Amortization	33,244	11,284
Investor relations	304,770	192,801
Travel and lodging	13,035	40,470
Office and miscellaneous	203,351	137,349

Loss before the following	3,650,636	2,391,709

Interest income	(479,782)	(83,916)

(Gain) loss/write-down on sale of short-term investments	(64,613)	19,487

Bad debt on sale of non-consolidated legacy subsidiary	30,532	—

Foreign exchange (gain) loss	(14,938)	50,441

Loss for the year	3,121,835	2,377,721

Deficit - Beginning of year	3,825,130	1,447,409

Deficit - End of year	6,946,965	3,825,130

Basic and diluted loss per share	0.08	0.08

Weighted average number of shares outstanding	38,663,030	29,232,390

Viceroy Exploration Ltd.

(an exploration stage company)
Consolidated Statements of Cash Flows
for the years ended December 31
(expressed in Canadian dollars)

	2005	2004
	$	$

Cash flows (used in) from operating activities
Loss for the year	(3,121,835)	(2,377,721)

Non-cash charges (note 9 (a))	1,927,115	1,213,856
Changes in non-cash working capital items (note 9 (b))	24,928	(90,136)

	(1,169,792)	(1,254,001)

Cash flows (used in) from investing activities
Exploration properties (note 9 (c))	(8,949,109)	(3,466,743)
Furniture and equipment – corporate office	(52,511)	(40,725)
Proceeds on sale of short-term investment	84,548	57,014

	(8,917,072)	(3,450,454)

Cash flows from financing activities
Bought deal financing – net	17,283,418	—
Private placement proceeds – net (note 9 (d))	—	11,417,706
Exercise of warrants and stock options	1,420,721	3,068,703

	18,704,139	14,486,409

Increase in cash and cash equivalents	8,617,275	9,781,954

Cash and cash equivalents - Beginning of year	14,498,984	4,717,030

Cash and cash equivalents - End of year	23,116,259	14,498,984

Cash and cash equivalents consist of:
Cash and deposit accounts with banks and brokerages	23,116,259	14,498,984

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

1         Nature of operations

The principal focus of the Company is development of its 100% owned Gualcamayo gold property in Argentina. In August 2004, the Company completed a first phase exploration program on the property which included a reverse-circulation drill program and in December 2004 began a second phase of exploration consisting mainly of diamond drilling. Also in December 2004, a new resource estimate was completed on the three zones of mineralization on the property. On January 12, 2005, the Company announced completion of a Preliminary Economic Assessment on the main zone of mineralization within the property. Based on the recommendations of the Preliminary Economic Assessment, the Company continued engineering studies throughout 2005 in preparation for a feasibility study in 2006.

During 2005, the second phase drilling program continued on the three zones of mineralization, a regional exploration program began, and in December 2005 the second phase drilling program was completed with final assays pending as of year end. Also during 2005, the Company accelerated, among others, technical engineering, metallurgical and environmental impact studies.

The recoverability of the amounts shown for exploration properties is dependent upon the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as property acquisition costs do not necessarily represent present or future values.

Although the Company has taken steps to verify title to exploration properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2         Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Significant measurement differences between Canadian and U.S. generally accepted accounting principles, as they relate to these financial statements, are described in note 11.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Oro Belle Resources Corporation, Minera De Oro (BVI) Inc., Minas Argentinas (Barbados) Inc. and Minas Argentinas S.A.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Foreign currency translations

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the statement of operations and deficit for the period.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and brokerages and highly liquid deposits with an initial maturity of less than 90 days.

Short-term investments

Effective January 1, 2005, short-term investments are classified as available-for-sale securities and recorded at fair value. Previously, short-term investments were recorded at cost and written down to estimated net recoverable amount if there was an other than temporary decline in value. The net recoverable amount is based upon the short-term investment’s quoted market value.

Exploration property costs

The Company records its interests in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned.

Management of the Company regularly reviews the net carrying value of each mineral property. Where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Furniture and equipment – corporate office

Furniture and equipment – corporate office are recorded at cost and amortized on a straight-line basis over three years beginning the quarter of purchase.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for future income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the period. Diluted losses are calculated using the treasury stock method.

Stock-based compensation

The Company has a stock option plan and records for stock option grants under the plan in accordance with the fair value based method of accounting for stock-based compensation using the Black-Scholes pricing model.

Consolidation of variable interest entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, prepaid expenses and accounts receivable and accounts payable and accrued liabilities approximate book values due to the short term nature of these instruments.

Financial instruments – recognition and measurement, hedges, and comprehensive income

Effective January 1, 2005, the Company adopted the new accounting standards for Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income.

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt are recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available-for-sale”. Changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

There is no impact on these consolidated financial statements resulting from the adoption of the above-described new accounting standards.

3         Exploration properties

The gold exploration properties are located in Argentina, substantially all in San Juan province, and are subject to net smelter royalties ranging between 1.0% and 3.5%. Certain net smelter royalties set at 2.5% on specific claims and leases are capped at US$700,000. A 3% royalty on production is payable to the Province of San Juan.

	December 31, 2005
	Acquisition cost	Exploration expenditures	Total
	$	$	$

Property

Gualcamayo	5,298,770	13,815,394	19,114,164
Salamanca	260,187	65,977	326,164
Las Flechas	200,000	400	200,400
Evelina	200,000	3,020	203,020
La Brea/Las Carachas	100,000	1,005	101,005

	6,058,957	13,885,796	19,944,753

	December 31, 2004
	Acquisition cost	Exploration expenditures	Total
	$	$	$

Property

Gualcamayo	5,298,770	3,861,928	9,160,698
Salamanca	260,187	—	260,187
Las Flechas	200,000	—	200,000
Evelina	200,000	—	200,000
La Brea/Las Carachas	100,000	—	100,000

	6,058,957	3,861,928	9,920,885

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly owned Argentine subsidiary of Tenke Mining Corp., a Toronto Stock Exchange (TSX) listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with a pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009. In June 2005, the agreement was continued for the second year.

Gualcamayo property exploration expenditures are as follows:

	Balance January 1 2004	Expenditures in 2004	Balance December 31, 2004	Expenditures in 2005	Balance December 31, 2005
	$	$	$	$	$
Drilling	—	1,058,581	1,058,581	2,628,200	3,686,781
Geologist and engineers salaries/fees/travel/lodging	122,753	620,643	743,396	750,575	1,493,971
Stock-based compensation (note 6 (e))	—	—	—	214,019	214,019
Bonus shares (note 6 (b))	—	—	—	138,361	138,361
Field support	83,898	629,743	713,641	1,649,540	2,363,181
Assays	38,940	208,879	247,819	330,755	578,574
EIS/property permits/canon payments	31,923	80,611	112,534	379,166	491,700
Road maintenance/drill pads	3,637	238,762	242,399	812,181	1,054,580
Location administration/office support	59,790	185,604	245,394	312,842	558,236
Vehicles/equipment/camp	—	60,732	60,732	505,404	566,136
Access road	—	—	—	690,484	690,484
Engineering studies	—	42,673	42,673	429,340	472,013
Argentine value added tax	12,483	382,276	394,759	1,112,599	1,507,358

	353,424	3,508,504	3,861,928	9,953,466	13,815,394

The Company does not have any significant asset retirement obligations at this stage of its activities.

4         Furniture and equipment - corporate office

	December 31, 2005
	Cost	Accumulated Amortization	Net
	$	$	$
Furniture and equipment	45,810	19,186	26,624
Computer equipment	47,426	25,342	22,084
	93,236	44,528	48,708

	December 31, 2004
	Cost	Accumulated Amortization	Net
	$	$	$
Furniture and equipment	25,786	7,430	18,356
Computer equipment	14,939	3,854	11,085
	40,725	11,284	29,441

5         Income taxes

As at December 31, 2005, the Company has the following tax loss carry forwards:

Country	Category	Amount $	Expiry
Argentina	Operating losses	10,781,000	2007-2010
Canada	Non-capital losses	7,717,000	2006-2013
	Net capital losses	50,721,000	N/A

In Argentina, as at December 31, 2005, the tax basis of deferred exploration expenditures exceeds the accounting basis balance of deferred exploration expenditures by approximately $2,705,000.

Future income tax assets are not recorded for the above tax loss carry forwards and exploration expenditures temporary difference due to the significant uncertainty of their recovery. The tax loss carry forwards and exploration expenditures temporary difference may be subject to audit and adjustment by local tax authorities.

6         Capital stock

a)        Number of authorized shares

An unlimited number of first preferred shares without par value
An unlimited number of second preferred shares without par value
An unlimited number of common shares without par value

b)        Issued and outstanding – common shares

	Number of shares	Amount
		$
Balance – January 1, 2004	24,471,158	11,284,526

Exercise of private placement warrants	4,200,000	2,520,000
Exercise of brokers’ warrants	350,000	285,679
Exercise of stock options	744,500	545,954
Private placement	5,604,650	12,330,230
Related share issue costs, including $241,634 stock-based payment	—	(1,154,158)

Balance – December 31, 2004	35,370,308	25,812,231

Bought deal financing	5,750,000	18,687,500
Related $1,121,250 underwriters’ fee and $282,832 expenses of issue		(1,404,082)
Exercise of private placement warrants	215,881	593,673
Exercise of brokers’ warrants	76,854	263,726
Exercise of stock options	590,000	1,024,669
Issue of bonus shares	30,000	138,361

Balance – December 31, 2005	42,033,043	45,116,078

On November 18, 2003, the Company completed a private placement for a total of 4,200,000 units for gross proceeds of $2,100,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.60 until November 18, 2006. In addition, brokers involved received commission of $102,300 cash and 350,000 warrants (valued at $75,680) to acquire an additional 350,000 shares at an exercise price of $0.60 per share until November 18, 2004. All above-described warrants were exercised in 2004.

On December 6, 2004, the Company completed a private placement for a total of 5,604,650 units for gross proceeds of $12,330,230. Each unit consisted of one common share and one-half transferable warrant each whole warrant (2,802,325 warrants) entitling the holder to purchase one additional common share at a price of $2.75 until December 6, 2006. In addition, brokers involved received commission of $780,015 cash and 354,552 non-transferable warrants (valued at $241,634) to acquire an additional 354,552 shares at an exercise price of $2.75 per share until December 6, 2006.

On July 5, 2005, the Company completed a bought deal financing for a total of 5,750,000 common shares for gross proceeds of $18,687,500.

On December 20, 2005, a total of 30,000 bonus shares were issued among three project consultants, pursuant to the Company’s Stock Option and Share Compensation Plan. The shares were priced at fair value as of the date of issue.

c)        Warrants

	Number of shares	Weighted average exercise price
		$

Balance – January 1, 2004	4,550,000	0.60

Exercise of private placement warrants	(4,200,000)	0.60
Exercise of brokers’ commission warrants	(350,000)	0.60
Private placement	2,802,323	2.75
Brokers’ commission	354,552	2.75

Balance – December 31, 2004	3,156,875	2.75

Exercise of private placement warrants	(215,881)	2.75
Exercise of brokers’ commission warrants	(76,854)	2.75

Balance – December 31, 2005	2,864,140	2.75

As at December 31, 2005, a total 2,864,140 warrants are outstanding, each warrant entitling the holder to purchase one common share at a price of $2.75, for a total of $7,876,385, until December 6, 2006.

d)        Stock options

In the period from January 1, 2004 to April 29, 2005, the Company had a stock option plan under which the Company may grant options to its directors, officers, employees and consultants for up to 10% of the issued and outstanding common shares of the Company. The maximum term of grant was five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price of each option was no less than the closing price on the trading day immediately preceding the day on which the Company announced the grant of the option or, if the grant was not announced, on the grant date less applicable discount, if any, permitted by the policies of the regulatory authorities and approved by the Board of Directors.

At the Company’s annual meeting of shareholders held April 22, 2005, the shareholders ratified, subject to regulatory approval which has since been received, a new 10% rolling stock option plan called the “Stock Option and Share Compensation Plan” which is consistent with the policies of the TSX and took effect on April 29, 2005 subject to the listing of the Company’s shares on the TSX. The Company’s common shares were listed and posted for trading on the TSX at the opening on May 2, 2005 and were simultaneously delisted from the TSX Venture Exchange.

	Number of shares	Weighted average exercise price
		$

Balance – January 1, 2004	2,039,500	0.83

Granted to directors/officers/employees	778,000	1.62
Granted to other consultants	520,000	1.40
Exercise of options by directors/officers/employees	(405,000)	0.51
Exercise of options granted pursuant to a 2003 acquisition	(339,500)	0.39

Balance – December 31, 2004	2,593,000	1.29

Granted to directors/officers/employees	1,012,000	2.87
Granted to project geologists and engineers capitalized to property exploration expenditures	185,000	4.07
Granted to other consultants	270,000	2.51
Exercise of options by directors/officers/employees	(510,000)	0.93
Exercise of options by other consultants	(80,000)	1.70

Balance – December 31, 2005	3,470,000	2.03

As at December 31, 2004, options granted with vesting requirements were fully vested.

As at December 31, 2005, two options for 90,000 shares are subject to vesting over various periods to March 10, 2006.

The following table summarizes information on stock options outstanding at December 31, 2005:

Range of exercise prices	Number of shares	Weighted average remaining contractual life in years	Weighted average exercise price
$			$

0.50 – 0.93	120,000	2.82	0.57
1.25 – 1.35	1,273,000	3.01	1.26
1.57	450,000	3.70	1.57
2.25 – 2.46	1,027,000	3.96	2.42
3.24 – 3.55	510,000	4.82	3.48
4.61	90,000	4.97	4.61

	3,470,000	3.69	2.03

The following table summarizes information on stock options outstanding at December 31, 2004:

Range of exercise prices	Number of shares	Weighted average remaining contractual life in years	Weighted average exercise price
$			$

0.50	300,000	3.70	0.50
0.93 - 1.35	1,613,000	3.50	1.23
1.57	480,000	4.70	1.57
2.25	200,000	4.81	2.25

	2,593,000	3.84	1.29

e)        Stock options and warrants

	Number of shares	Amount
		$

Balance – January 1, 2004	2,389,500	1,252,471

Stock-based compensation to directors/officers/employees	778,000	748,421
Stock-based compensation to other consultants	520,000	434,664
Stock-based payment of warrants granted as brokers’ commission	354,552	241,634
Exercise of stock-based compensation to directors/officers/ employees	(405,000)	(147,539)
Exercise of warrants granted as brokers’ commission	(350,000)	(75,680)
Exercise of options granted pursuant to a 2003 acquisition	(339,500)	(59,711)

Balance – December 31, 2004	2,947,552	2,394,260

Stock-based compensation to directors/officers/employees	1,012,000	1,624,434
Stock-based compensation to other consultants	270,000	353,985
Stock-based compensation to project geologists and engineers capitalized to property exploration expenditures	95,000	214,019
Stock-based compensation to project geologist and engineer not vested	90,000	—
Exercise of stock-based compensation by directors/officers/employees	(510,000)	(332,891)
Exercise of stock-based compensation by other consultants	(80,000)	(76,078)
Exercise of stock-based compensation by brokers’ warrants	(76,854)	(52,378)

Balance – December 31, 2005	3,747,698	4,125,351

Assumptions used in calculating the fair value of stock-based compensation using the Black-Scholes pricing model are:

For the year ended December 31, 2005:

	Stock options granted to directors/officers/ employees	Stock options granted to other consultants	Stock options granted to project geologists and engineers capitalized to property exploration expenditures

Number of common shares	1,012,000	270,000	185,000
Grant price per share	$2.46 - $3.55	$2.46 - $3.55	$3.70 - $4.61
Exercise price per share	$2.46 - $3.55	$2.46 - $3.55	$3.55 - $4.61
Risk-free interest rate (percent)	3.73 - 3.75	3.73 - 3.75	3.73 - 3.84
Annual dividend per share	nil	nil	nil
Price volatility (percent)	56 - 69	56 - 69	69
Option life in years	5	5	5
Weighted average grant date fair value per share	$2.87	$2.51	$4.07

For the year ended December 31, 2004:

	Stock options granted to directors/officers/ employees	Stock options granted to other consultants	Warrants granted as brokers’ commission

Number of common shares	778,000	520,000	354,552
Grant price per share	$1.26 - $2.25	$0.93 - $1.57	$2.37
Exercise price per share	$1.26 - $2.25	$0.93 - $1.57	$2.75
Risk-free interest rate (percent)	3.73 - 4.13	3.84 - 4.13	2.86
Annual dividend per share	nil	nil	nil
Price volatility (percent)	55-90	56-90	58
Option/warrant life in years	5	5	2
Weighted average grant date fair value per share	$0.96	$0.84	$0.68

7         Related party transactions

a)        During the year ended December 31, 2004, the Company paid $7,500 for administrative and corporate services, and office space to a company which at the time was related by virtue of common directors and officers. The arrangement terminated February 14, 2004.

b)        During the year ended December 31, 2004, the Company had monthly consulting service arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.

c)        During the year ended December 31, 2005, the Company had consulting service arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $145,092, $121,667, $110,000 and $45,000, an aggregate $421,759.  These amounts exclude compensation paid or payable beginning the month of June 2005 in the case of two of the officers for amounts as salaries pursuant to the employment agreements made effective June 1, 2005.

8         Geographic segment information

Assets by geographic segment are as follows:

	December 31, 2005	December 31, 2004
	$	$

Canada	22,633,525	14,646,602

Argentina	20,604,375	9,991,341

Barbados	15,704	—

	43,253,604	24,637,943

9         Supplemental cash flow information

a)        Changes in non-cash charges:

	2005	2004
	$	$

Amortization	33,244	11,284
Stock-based compensation	1,978,419	1,183,085
(Gain) loss/write-down on sale of short-term investments	(64,613)	19,487
Rent recovery	(19,935)	—
	1,927,115	1,213,856

b)        Changes in non-cash working capital items:

	2005	2004
	$	$

Decrease (increase) in prepaid expenses and accounts receivable	44,749	(27,308)
Decrease in accounts payable and accrued liabilities	(19,821)	(62,828)
	24,928	(90,136)

c)        The Company entered into the following non-cash investing activities:

	2005	2004
	$	$

Stock-based compensation to project geologists and engineers capitalized to property exploration expenditures	214,019	—
Bonus shares capitalized to property exploration expenditures	138,361	—

d)        The Company entered into the following non-cash financing activities:

	2005	2004
	$	$

Share issue costs, stock-based payment	—	241,634

10       Operating lease obligations

As at December 31, 2005, operating lease obligations are as follows:

	Payments due by period
	Total	Less than 1 year	1 – 3 years
	$	$	$

Vancouver office	118,853	75,065	43,788
Argentina office	7,377	7,377	—

	126,230	82,442	43,788

11       United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which conforms in all material respects with United States generally accepted accounting principles (U.S. GAAP) except as described below:

a)        As described in note 2, Canadian GAAP allows for the deferral of exploration expenditures. For U.S. GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are then measured periodically for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144.

b)        As described in note 2, until 2005 the Company recorded short-term investments at cost unless there was an other than temporary decline in value. For U.S. GAAP purposes, short-term investments are classified as available-for-sale securities and carried at period-end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to accumulated other comprehensive loss.

The significant quantitative effects on the consolidated financial statements relative to U.S. GAAP are as follows:

i.          Consolidated Statements of Operations

	2005	2004
	$	$

Loss
As reported under Canadian GAAP	(3,121,835)	(2,377,721)
Adjustment for exploration expenditures in the year	(10,023,868)	(3,508,504)

Loss under U.S. GAAP before other comprehensive income adjustment	(13,145,703)	(5,886,225)

Other comprehensive gain:
unrealized holding loss	—	9,796

Comprehensive loss under U.S. GAAP	(13,145,703)	(5,876,429)

Loss per share under U.S. GAAP	(0.34)	(0.20)

ii.

iii.        Consolidated Balance Sheets

	2005	2004
	$	$

Exploration properties
As reported under Canadian GAAP	19,944,753	9,920,885
Adjustment for cumulative exploration expenditures	(13,885,796)	(3,861,928)

Exploration properties under U.S. GAAP	6,058,957	6,058,957

Shareholders’ Equity
As reported under Canadian GAAP	42,294,464	24,381,361
Adjustment for cumulative exploration expenditures	(13,885,796)	(3,861,928)

Shareholders’ Equity under U.S. GAAP	28,408,668	20,519,433

iv.       Consolidated Cash Flows

	2005	2004
	$	$

Cash flows used in operating activities
As reported under Canadian GAAP	(1,169,792)	(1,254,001)
Adjustment for exploration expenditures in the year	(8,949,109)	(3,466,743)

Cash flows used in operating activities under U.S. GAAP	(10,118,901)	(4,720,744)

Cash flows (used in) from investing activities
As reported under Canadian GAAP	(8,917,072)	(3,450,454)
Adjustment for exploration expenditures in the year	8,949,109	3,466,743

Cash flows from investing activities under U.S. GAAP	32,037	16,289

v.        Recent accounting pronouncements

Uncertain Tax Positions

In July 2005, Financial Accounting Standards Board (FASB) Exposure Draft, Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement 109, was released for comment. Its principal purpose is to give guidance on recording tax provisions, if any. Under the draft, with respect to tax exposure, a liability for the full amount of the tax exposure is to be recorded if it is not probable that the filing position will be sustained and no liability for exposure is to be recorded if it is probable that the filing position will be sustained.

The FASB and the International Accounting Standards Board (IASB) have a joint short-term convergence project underway that includes this topic and the FASB has decided to consider proposals from this joint project prior to proceeding with the Exposure Draft, Accounting for Uncertain Tax Positions.

In Canada, the Accounting Standards Board is undertaking a project on income taxes to converge certain aspects of Section 3465, Income Taxes, with amendments being considered as part of the above-referred joint FASB/IASB short-term convergence project. The portion of the Canadian project addressing Accounting for Uncertain Tax Positions may be issued separately from the main project, with a final standard being issued in 2006 and with an effective date in 2006.

The Company has determined that the U.S. rule, if enacted, has no material impact on the Company’s financial statements.

Stripping Costs Incurred during Production

Effective for reporting periods beginning after December 15, 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force in release of Issue 04-6, that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced (that is extracted) during the period that the stripping costs are incurred. The Task Force noted that the consensus does not address the accounting for stripping costs during the pre-production phase of a mine.

In Canada, the Emerging Issues Committee (EIC) issued Draft Abstract D56 on October 17, 2005, Accounting or Stripping Costs in the Mining Industry. In respect of stripping costs incurred during the production phase, the EIC reached a consensus that stripping costs in the production phase should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. This being the case, a difference between U.S. and Canadian GAAP would arise.

The Company will comply with the EIC pronouncement as appropriate and will report any significant differences to U.S. GAAP.

12       Subsequent Events

During the period from January 1, 2006 to February 28, 2006, the Company issued common shares from treasury as follows:

	Number of shares	Amount
		$

Bought deal financing, net of underwriters’ fee and estimated issue expenses	9,600,000	56,650,000
Exercise of brokers’ warrants	198,729	681,943
Exercise of private placement warrants	275,736	758,274
Exercise of stock options to
- directors/officers/employees	440,000	1,497,400
- other consultants	5,000	27,984

	10,519,465	59,615,601

On February 16, 2006, the Company completed a bought deal financing with a syndicate of underwriters which resulted in the Company issuing 9,600,000 of its common shares at a price of $6.25 per share for total gross proceeds of $60,000,000 before a 5% cash commission of $3,000,000 and issue expenses estimated at $350,000. The net proceeds, together with the Company’s existing funds, will be used by the Company for the exploration and advancement of the Company’s Gualcamayo gold project in San Juan province, Argentina, and for general working capital.

SCHEDULE “C”

VICEROY EXPLORATION INC.

Unaudited Interim Consolidated Financial Statements

As at September 30, 2006

And

For the Nine Months Ended September 30, 2006

Viceroy Exploration Ltd.
(an exploration stage company)

2006 Nine Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

Viceroy Exploration Ltd.

Notice Pursuant to Part 4.3 (3) of
National Instrument 51-102
Continuous Disclosure Obligations

The Interim Financial Statements of Viceroy Exploration Ltd. filed for the three and nine months ended September 30, 2006 have not been reviewed by its auditor, PricewaterhouseCoopers LLP, in accordance with the standards for a review of interim financial statements as set out in the Handbook published by the Institute of Chartered Accounts, Canada.

Date: November 3, 2006

/s/ Robert V. Matthews
Robert V. Matthews Chairman Audit Committee Viceroy Exploration Ltd.

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

	September 30, 2006	December 31, 2005
	$	$

Assets

Current assets
Cash and cash equivalents	69,074,631	23,116,259
Prepaid expenses	213,868	143,884
	69,288,499	23,260,143

Exploration properties (note 2)	40,329,253	19,944,753

Furniture and equipment – corporate office	121,108	48,708
	109,738,860	43,253,604

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,485,926	959,140

Shareholders’ Equity

Capital stock (53,741,157 common shares; December 31, 2005 – 42,033,043 common shares) (note 3 (a))	108,251,033	45,116,078

Stock options and brokers’ warrants (note 3 (d))	9,180,529	4,125,351

Deficit	(11,178,628)	(6,946,965)
	106,252,934	42,294,464
	109,738,860	43,253,604

Subsequent Events (note 8)

Approved by the Board of Directors

/s/ W. David Black	/s/ Robert V. Matthews
Director W. David Black	Director Robert V. Matthews

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	$	$	$	$

Expenses
Stock-based compensation
Directors/officers/employees	402,666	—	2,719,944	761,241
Other consultants	—	—	—	331,456
	402,666	—	2,719,944	1,092,697

Salaries and benefits/officer consultants	282,237	180,112	941,967	511,961
Stock exchange/transfer agent/listing application	4,337	11,110	161,882	203,866
Professional fees	131,859	1,929	287,610	44,265
Shareholders’ communication	10,710	5,031	56,017	36,243
Amortization	15,708	10,136	33,475	22,536
Investor relations	41,276	32,392	187,217	242,631
Travel and lodging	26,533	1,708	40,873	8,696
Office and miscellaneous	122,196	62,103	242,442	159,248

Loss before the following	1,037,522	304,521	4,671,427	2,322,143

Interest income	(735,116)	(157,791)	(1,855,827)	(310,783)
Take-over bid expenses (note 8 (a))	1,393,509	—	1,393,509	—
Gain on sale of short-term investment	—	(64,613)	—	(64,613)
Foreign exchange loss (gain)	18,112	(7,046)	22,554	(10,728)

Loss for the period	1,714,027	75,071	4,231,663	1,936,019

Deficit - Beginning of period	9,464,601	5,686,078	6,946,965	3,825,130

Deficit - End of period	11,178,628	5,761,149	11,178,628	5,761,149

Basic and diluted loss per share	0.03	0.00	0.08	0.05

Weighted average number of shares outstanding	53,181,038	41,425,376	51,131,144	37,578,045

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	$	$	S	$

Cash flows (used in) from operating activities
Loss for the period	(1,714,027)	(75,071)	(4,231,663)	(1,936,019)

Non-cash charges (note 4 (a))	418,374	(74,412)	2,753,419	1,030,685
Non-cash working capital items (note 4 (b))	1,196,385	36,407	1,170,465	(101,797)

	(99,268)	(113,076)	(307,779)	(1,007,131)

Cash flows (used in) from investing activities
Exploration properties (note 4(c))	(6,132,816)	(2,400,931)	(15,382,892)	(5,200,393)
Furniture and equipment – corporate office	(64,619)	(23,611)	(105,875)	(46,604)
Proceeds on sale of short-term investment	—	84,548	—	84,548

	(6,197,435)	(2,339,994)	(15,488,767)	(5,162,449)

Cash flows from financing activities
Bought deal financing – net	—	17,315,849	56,637,142	17,283,418
Exercise of warrants and stock options (note 4 (c))	2,161,109	363,444	5,117,776	1,021,383

	2,161,109	17,679,293	61,754,918	18,304,801

Increase (decrease) in cash and cash equivalents	(4,135,594)	15,226,223	45,958,372	12,135,221

Cash and cash equivalents - Beginning of period	73,210,225	11,407,982	23,116,259	14,498,984

Cash and cash equivalents - End of period	69,074,631	26,634,205	69,074,631	26,634,205

Cash and cash equivalents consist of:
Cash and deposit accounts with banks and brokerages	69,074,631	26,634,205	69,074,631	26,634,205

Viceroy Exploration Ltd.

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2006

(expressed in Canadian dollars)

(unaudited – prepared by management)

1         Basis of preparation

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.

2         Exploration Properties

The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 1.0% and 3.5%. Certain net smelter royalties set at 2.5% on specific claims and leases are capped at US$700,000. A 3% royalty on production, net of mining costs, is payable to the province of San Juan.

	September 30, 2006
	Acquisition cost	Exploration expenditures	Total
	$	$	$
Property

Gualcamayo	5,298,770	34,152,218	39,450,988
Salamanca	260,187	108,723	368,910
Las Flechas	200,000	400	200,400
Evelina	200,000	7,950	207,950
La Brea/Las Carachas	100,000	1,005	101,005
	6,058,957	34,270,296	40,329,253

	December 31, 2005
	Acquisition cost	Exploration expenditures	Total
	$	$	S
Property

Gualcamayo	5,298,770	13,815,394	19,114,164
Salamanca	260,187	65,977	326,164
Las Flechas	200,000	400	200,400
Evelina	200,000	3,020	203,020
La Brea/Las Carachas	100,000	1,005	101,005
	6,058,957	13,885,796	19,944,753

Las Flechas property:

Pursuant to a 2004 option agreement between the Company and a wholly owned Argentine subsidiary of Tenke Mining Corp., a Toronto Stock Exchange (TSX) listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009.

With consent having been given by the Company, in June 2006 the Tenke subsidiary signed an agreement permitting a subsidiary of Companhia Vale Rio Doce (CVRD) to earn a majority interest in the Tenke’s subsidiary’s interest in certain properties that include the Las Flechas property in return for funding exploration expenditures under the same general terms as the Viceroy-Tenke agreement, as defined.

Evelina property:

By option agreement dated as of May 1, 2006 between the Company and Corex Gold Corporation (Corex), a TSX Venture Exchange listed company, Corex may earn a 60% interest in the Evelina property over four years by making expenditures, with pre-agreed annual minimums, aggregating US$3.5 million and by issuing a total of 800,000 common shares. After Corex has earned-in, Viceroy has the right to earn back a 60% interest, thereby reducing Corex’s interest to 40%, by incurring one and one-half times the US$3.5 million in expenditures made by Corex. As Viceroy and Corex share a director in common, the agreement was negotiated at arms length and was approved by the independent directors of both companies.

In accordance with the terms of the agreement, on May 24, 2006 Viceroy was issued a Corex share certificate for 100,000 common shares which shares became free trading on August 25, 2006. The quoted value of a Corex share at September 30, 2006 is $0.92.

Gualcamayo property:

Gualcamayo property exploration expenditures are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,		Cumulative to September 30,
	2006	2005	2006	2005	2006
	$	$	$	$	$
Drilling	1,114,520	919,788	3,043,102	1,827,702	6,729,883
Geologists and engineers salaries/fees/travel/lodging	404,863	236,970	1,057,566	593,134	2,551,537
Stock-based compensation	1,314,154	—	3,715,271	—	3,929,290
Bonus shares	—	—	—	—	138,361
Field support	1,118,896	458,519	2,599,333	1,062,699	4,962,514
Assays	130,850	103,245	319,101	159,540	897,675
Aeromagnetic survey	—	—	137,663	—	137,663
EIS/property permits/cannon payments	338,972	98,511	936,521	108,874	1,395,737
Community relations	23,868	4,942	68,183	10,236	100,667
Road maintenance/drill pads	553,832	196,393	1,218,910	644,698	2,273,490
Location administration/office support	159,502	92,027	502,094	227,817	1,060,330
Vehicles/equipment/camps	482,755	146,132	1,192,847	364,176	1,758,983
Access roads	673,094	158,577	1,601,614	158,577	2,292,098
Adits	92,345	—	92,345	—	92,345
Office purchase – San Juan	6,037	—	168,874	—	168,874
Engineering studies	273,633	164,871	1,839,369	209,979	2,311,382
Argentine value added tax	718,161	317,033	1,844,031	673,523	3,351,389
	7,405,482	2,897,008	20,336,824	6,040,955	34,152,218

3         Capital stock

a)        Issued and outstanding – common shares

	Nine Months Ended September 30, 2006
	Number of shares	Amount
		$
Balance – December 31, 2005	42,033,043	45,116,078
Bought deal financing, net of $3,000,000 underwriters’ fee and $362,858 expenses of issue	9,600,000	56,637,142
Exercise of private placement warrants	869,958	2,392,384
Exercise of brokers’ warrants	224,456	770,226
Exercise of stock options	1,013,700	3,335,203
Balance – September 30, 2006	53,741,157	108,251,033

b)        Warrants

	Nine Months Ended September 30, 2006
	Number of shares	Weighted average exercise price
		$

Balance – December 31, 2005	2,864,140	2.75
Exercise of private placement warrants	(869,958)	2.75
Exercise of brokers’ warrants	(224,456)	2.75
Balance – September 30, 2006	1,769,726	2.75

As at September 30, 2006, a total 1,769,726 warrants are outstanding from the December 6, 2004 financing, each warrant entitling the holder to purchase one common share at a price of $2.75, for a total of $4,866,746, until December 6, 2006. The above-described outstanding warrants are comprised of 1,716,484 private placement warrants and 53,242 brokers’ warrants.

c)        Stock options:

	Nine Months Ended September 30, 2006
	Number of shares	Weighted average exercise price
		$

Balance - December 31, 2005	3,470,000	2.03
Granted to directors/officers/employees	650,000	7.72
Granted to project geologists, engineers and personnel capitalized to property exploration expenditures	920,000	6.81
Exercise of options by directors/officers/employees	(645,000)	2.22
Exercise of options by other consultants	(330,000)	1.50
Exercise of options by project geologists, engineers and personnel	(38,700)	4.74
Balance – September 30, 2006	4,026,300	3.96

The following table summarizes information on stock options outstanding at September 30, 2006.

		Weighted average
Range of	Number of	remaining	Weighted average
exercise prices	shares	contractual life in years	exercise price
$			$

0.50	100,000	1.95	0.50
1.25 - 1.35	788,000	2.28	1.27
1.57	330,000	2.95	1.57
2.46	792,000	3.28	2.46
3.24 - 3.55	439,000	3.86	3.51
4.61	61,300	4.22	4.61
5.10	245,000	4.27	5.10
6.74	210,000	4.48	6.74
7.70 - 8.06	1,031,000	4.65	7.71
9.34	30,000	4.85	9.34
	4,026,300	3.59	3.96

d)        Stock options and brokers’ warrants

	Nine Months Ended September 30, 2006
	Number of shares	Amount
		$

Balance – December 31, 2005	3,657,698	4,125,351

Stock-based compensation to directors/officer/employees	650,000	2,719,944
Stock-based compensation to project geologists, engineers and personnel capitalized to property exploration expenditures	1,010,000	3,715,271
Exercise of stock-based compensation by directors/officers/employees	(645,000)	(819,554)
Exercise of stock-based compensation by other consultants	(330,000)	(312,116)
Exercise of stock-based compensation by project geologists, engineers and personnel capitalized to property exploration expenditures	(38,700)	(95,396)
Exercise of stock-based compensation by brokers’ commission warrants	(224,456)	(152,971)

Balance – September 30, 2006	4,079,542	9,180,529

Assumptions used in calculating the fair value of stock-based compensation (Black-Scholes pricing model) recorded in the nine months ended September 30, 2006:

	Stock options granted to project geologists, engineers and personnel capitalized to property exploration expenditures	Stock options granted to directors/officers/ employees

Number of common shares	1,010,000	650,000
Grant price per share	$4.62 - $9.35	$7.93 - $8.95
Exercise price per share	$4.61 - $9.34	$7.70 - $8.06
Risk-free interest rate (percent)	3.84 - 4.48	4.13 - 4.48
Annual dividend per share	nil	nil
Price volatility (percent)	52 - 54	53 - 54
Option life in years	5	5
Weighted average grant date fair value per share	$6.98	$7.98

4         Supplemental cash flow information

a)        Non-cash charges:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	$	$	$	$

Amortization	15,708	10,136	33,475	22,536
Stock-based compensation	402,666	—	2,719,944	1,092,697
Gain on sale of short-term investment	—	(84,548)	—	(84,548)
	418,374	(74,412)	2,753,419	1,030,685

b)        Non-cash working capital items:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	$	$	$	$

Increase (decrease) in prepaid expenses	(59,140)	54,229	(69,984)	(45,278)
Increase (decrease) in accounts payable and accrued liabilities	1,255,525	(17,821)	1,240,449	(56,519)
	1,196,385	36,407	1,170,465	(101,797)

c)        Non-cash investing and financing activities:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	$	$	$	$

Exploration properties – stock-based compensation	1,314,154	—	3,715,271	—
Exercise of warrants and stock options – stock-based compensation	426,952	71,702	1,380,037	360,374

5         Geographic segment information

Assets by geographic segment are as follows:

	September 30, 2006	December 31, 2005
	$	$

Canada	69,182,060	22,633,525

Argentina	40,498,735	20,604,375

Caribbean	58,065	15,704

	109,738,860	43,253,604

6         Related party transactions

During the nine months ended September 30, 2006, a total $341,175 in cash compensation pursuant to consulting service arrangements was paid or was payable to three of the Company’s officers or companies controlled by them. Two of the officers are also directors of the Company.

Refer also to the option agreement with Corex (note 2).

7         Contractual Obligations

The Company has entered into a new five year lease agreement for its Vancouver office beginning August 1, 2006 until July 31, 2011 and surrendered the lease agreement on its previously occupied premises effective August 31, 2006. The annual rental for the new lease is estimated at $93,808 per annum.

The Company’s current lease of its San Juan, Argentina office expires December 31, 2006. The lease payments in 2006 are equivalent Canadian $576 per month. The Company may seek to extend the lease through 2007.

In addition to the undertakings described above and in note 8 that follows below, the Company has contractual obligations in the ordinary course of its business in the continued exploration and development of its advanced stage Gualcamayo gold project in Argentina.

8         Subsequent Events

(a)       Effective October 13, 2006, the Company was acquired by Yamana Gold Inc. (“Yamana”), a Canadian public company, pursuant to a take-over bid announced on August 16, 2006. On October 14, 2006, Yamana announced it had taken up common shares of the Company representing 90.6% of the Company’s shares outstanding and was extending its offer with the objective of acquiring all of the outstanding shares of the Company. Yamana further announced, to the extent permitted by applicable law, it intends to delist the Company’s shares from the TSX and American Stock Exchange (“AMEX”) as soon as practicable following consummation of the transaction.

The directors of the Company recommended acceptance of the offer by Yamana, which terms include one Yamana common share for each 0.97 common share of the Company.

On October 27, 2006, Yamana announced it had acquired approximately 95% of all the Company’s shares outstanding, representing approximately 93% of the shares on a fully diluted basis and that the offer had expired. Yamana has commenced the compulsory acquisition of the remaining shares not already owned at the same price of 0.97 Yamana shares for each share of the Company.

In connection with the above, during the three months ended September 30, 2006, the Company incurred expenses totalling $1,393,509, principally in fees to professional advisors in assisting the Company to respond to the offer, for two fairness opinions from financial advisors and in carrying out due diligence of Yamana.

The Company estimates that subsequent to September 30, 2006 additional fees to professional advisors totalling $3,150,000 and $2,400,000 in buy-out payments pursuant to change of control purchase agreements, has or will be incurred.

(b)      On October 17, 2006, the directors of the Company, with the consent of Yamana, approved performance bonuses to certain officers, employees and consultants totalling $910,000.